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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For October 30, 2002

                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)

                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
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                 Avenida Brigadeiro Luiz Antonio, 1343, 9 Andar
                        Sao Paulo, SP, Brazil 01317-910
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS

                                                                     SEQUENTIAL
                                                                        PAGE
ITEM                                                                   NUMBER
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1.  Notice to the Shareholders                                           3
2.  Minutes of the Extraordinary General Meeting                         5




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                                                                         ITEM 1

[ULTRAPAR LOGO]


                             NOTICE TO SHAREHOLDERS
                          ULTRAPAR PARTICIPACOES S.A.

(Sao Paulo, October 31 2002) - Ultrapar Participacoes S.A. ("Ultrapar") (Bovespa: UGPA4, NYSE: UGP), a company engaged in LPG distribution through its subsidiary Ultragaz, chemical and petrochemical production through its subsidiary Oxiteno S.A. Industria e Comercio (Oxiteno), as well as transportation and storage of related products through its subsidiary Ultracargo, notifies the holders of its preferred shares as of October 14, 2002 that the General Shareholders' Meeting of Ultrapar held on October 30, 2002, approved the corporate restructuring proposed by management at a meeting of the Board of Directors held on October 14, 2002.

The restructuring has the purpose of implementing and improving the best corporate governance practices, simplifying Ultrapar's corporate structure and improving the market public float of its shares.

The restructuring comprises the two following stages: (a) the merger of Gipoia Participacoes S/C Ltda. into Ultrapar; and (b) the incorporation by Ultrapar of Oxiteno's shares, thereby resulting in Oxiteno being wholly owned by Ultrapar.

Ultrapar is legally required to extend withdrawal rights to its shareholders for a period of 30 days, before completing the restructuring. Pursuant to the current legislation, the Company shall await the expiry of the period during which the right of withdrawal may be exercised before ratifying or otherwise canceling the incorporation of shares.

Shareholders of Ultrapar who decide to exercise their withdrawal rights, will have their shares reimbursed at a price based on the book value as of June 30, 2002. The record date for exercising the withdrawal rights is October 14, 2002. Shares will be reimbursed at the price of R$16.53 per thousand shares. The withdrawal rights may be exercised from October 31, 2002 to December 2, 2002. Dissenting shareholders will be fully reimbursed by the fifth day following the closing of the restructuring.

In order to exercise their withdrawal rights, shareholders should notify Ultrapar's Investor Relations Department in writing at the address below.

The market price of the preferred shares on October 30, 2002 was R$ 23.00 per thousand shares.

Please contact the company if you need further information.

Fabio Schvartsman
Chief Financial and Investor Relations Officer
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Contacts:
Ultrapar Participacoes S.A.
Investor Relations Department
Av. Brigadeiro Luis Antonio, 1343 - 8(0) andar - Ala A
Sao Paulo - SP   Brazil   CEP 01317-910

Cynthia May Hobbs Pinho - Executive Manager
Phone: 55 11 3177-6531
E-mail: cynthia.hobbs@ultra.com.br

Maria Fernanda Leme Brasil
Phone: 55 11 3177-6513
E-mail: fbrasil@ultra.com.br

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                                                                         ITEM 2


                          ULTRAPAR PARTICIPACOES S.A.

                            A Publicly Held Company

                  MINUTES OF THE EXTRORDINARY GENERAL MEETING


Date, Time and Place: October 30, 2002 at 3:00 p.m. at the Company's head office at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor in the City and State of Sao Paulo.

Calling: The meeting was duly called through the publication of a convening notice for the first calling in the Gazeta Mercantil and Diario Oficial do Estado de Sao Paulo in their editions of 15, 16 and 17 October, 2002.


Presence: Shareholders representing more than 2/3 (two thirds) of the capital with voting rights, thereby constituting the legal quorum for the approval of the matters on the agenda according to the signatures registered in the Shareholders' Presence Register.


Presiding Officials: The meeting was presided by Dr. Gilberto Tamm Barcellos Correa with Dr. Jose Roberto Opice as secretary. Also present were representatives of the specialized companies Ernst & Young Auditores Independentes S/C, Mr. Claudio Goncalo Longo and Banco Itau S.A., Mr Fernando Fontes Iunes and Mr. Glenn Harold Peebles III.

Agenda: according to the convening notice published



Matters Discussed and raised for Deliberation:

(a) to approve the "Justification for the Merger of Gipoia Participacoes S/C Ltda. with Ultrapar Participacoes S.A." and the "Protocol Agreement for the Merger of Gipoia Participacoes S/C Ltda. with Ultrapar Participacoes S.A", both signed on October 14, 2002 by the Managements of the Company and Gipoia Participacoes S/C Ltda., a limited liability company, with its capital held in the form of quotas, with head office at Avenida Brigadeiro Luiz Antonio, 1,343, 9th floor, in the City and State of Sao Paulo, enrolled in the Brazilian corporate tax register (CNPJ) with the number 61.604.351/0001-04, its Articles of Association duly filed with the 1st Notary Public for Company Registration (1 Cartorio de Registro Civil de Pessoa Juridica) under number 173962 with the last amendment to its Articles of Association (IX), registered under number 251886 on May 29, 2000. The Justification for the Merger of Gipoia and the Protocol Agreement of the Merger of Gipoia, duly initialed by the Secretary of the Meeting's Presiding Board, form an integral part of these Minutes as Exhibits I and II.

(b) to ratify the appointment by the Company's Management of the specialized companies:

     (b).1 - Ernst & Young Auditores Independentes S/C, with head office at Av. Presidente Juscelino Kubitschek, 1,830 - Torre I, 5th and 6th floors, in the City and State of Sao Paulo, enrolled in the Brazilian corporate tax register (CNPJ/MF) with the number 61.366.936/0001-25 and at the CRC/SP with the number 2SP015199/O-6, (i) for the book value valuation of the equity of Gipoia Participacoes S/C Ltda., to be reverted to the Company, and the preparation of the respective Valuation Report and (ii) for the valuation of the equity of the Company and Gipoia Participacoes S/C Ltda. at market prices and the preparation of the respective Valuation Reports;

     (b).2 - Banco Itau S.A., with its head office at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, in the City and State of Sao Paulo, enrolled in the Brazilian corporate tax register (CNPJ/MF) with number 60.701.190/0001-04, for the economic-financial valuations of the Company and Gipoia Participacoes S/C Ltda. and the preparation of the respective Valuation Reports;

(c)  to approve the Valuation Report:

     (c).1 - (i) of the book value of the equity of Gipoia Participacoes S/C. Ltda. to be merged with the Company which having been duly initialed by the Secretary of the Meeting's Presiding Officials, becomes an integral part of these Minutes as Exhibit III and (ii) of the equity at market prices of Gipoia Participacoes S/C Ltda. and the Company, both prepared by the specialized company, Ernst & Young Auditores Independentes S/C.;

     (c).2 - of the economic-financial valuation of Gipoia Participacoes S/C Ltda. and the Company, prepared by the specialized company, Banco Itau S.A..

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(d)  to approve the merger of Gipoia Participacoes S/C. Ltda. with the Company.

(e) to approve the substitution ratio of Gipoia Participacoes S/C Ltda's quotas for shares to be issued by the Company, whereby each of Gipoia's quotas will be substituted for 238,607.905 (two hundred and thirty-eight thousand, six hundred and seven, nine hundred and five thousandths) new common shares of the Company, fractions of the Company's shares to which the Gipoia's quota holders would have a right, being ignored.

(f) to approve the increase in the Company's capital, following the merger of Gipoia Participacoes S/C Ltda., of R$ 433,856,598.65 (four hundred and thirty-three million, eight hundred and fifty-six thousand, five hundred and ninety-eight reais, sixty-five centavos) for R$ 472,383,936.75 (four hundred and seventy-two million, three hundred and eighty three thousand, nine hundred and thirty-six reais, seventy-five centavos), a capitalization of R$ 38,527,338.10 (thirty-eight million, five hundred and twenty-seven thousand, three hundred and thirty-eight reais, ten centavos), through the issue of 7,850,603,880 (seven billion, eight hundred and fifty million, six hundred and three thousand, eight hundred and eighty) common shares. As a result of this decision, Article 5 of the Bylaws will now read as follows :

     "Article 5 - The capital stock, subscribed and paid, is R$ 472,383,936.75 (four hundred and seventy-two million, three hundred and eighty-three thousand, nine hundred and thirty-six reais, seventy-five centavos), divided into 60,850,603,880 (sixty billion, eight hundred and fifty million, six hundred and three thousand, eight hundred and eighty) nominative shares with no par value, being 45,834,616,380 (forty-five billion, eight hundred and thirty-four million, six hundred and sixteen thousand and three hundred and eighty) common shares and 15,015,987,500 (fifteen billion, fifteen million, nine hundred and eighty- seven thousand and five hundred) preferred book-entry shares.

     Paragraph 1 - The company is authorized to increase the capital stock to be paid in cash or upon the capitalization of credit held in a cash account, irrespective of any amendment to the Bylaws, by a resolution of the Board of Directors, up to R$ 1,000,000,000.00 (one billion reais), upon the issue of common or preferred shares, regardless of the existing proportion, subject to the limit of 2/3 (two thirds) of preferred shares of the overall amount of issued shares.

     Paragraph 2 - Any capital increase to be paid in assets shall be submitted to the General Meeting's resolution.

     Paragraph 3 - At the Board of Directors' discretion, the preemptive rights in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which be made upon the sale in the stock exchanges or by public subscription, may be excluded."

(g) to approve the "Justification of the Incorporation of the Shares of Oxiteno S.A. Industria e Comercio by Ultrapar Participacoes S.A. for the conversion of the former into a wholly owned subsidiary of the latter" and the "Protocol Agreement of the Incorporation of the Shares of Oxiteno S.A. Industria e Comercio by Ultrapar Participacoes S.A. for the conversion of the former into a wholly owned subsidiary of the latter", signed on October 14, 2002 by the Managements of the Company and Oxiteno S.A. Industria e Comercio, the capital stock of which is held in the form of shares, with its head office at Avenida Brigadeiro Luiz Antonio, 1343, 7th floor in the City and State of Sao Paulo, enrolled in the Brazilian corporate tax register (CNPJ) under the number 62.545.686/0001-53 and holder of NIRE number 35 3 00025211 under the Board of Trade for the State of Sao Paulo. The Justification of the Incorporation of Shares and the Protocol Agreement of the Incorporation of the Shares, duly initialed by the Secretary of the Meetings Presiding Offices, becomes an integral part of these Minutes as Exhibits IV and V.

(h) to ratify the appointment by the Company's Management of the specialized companies:

     (h).1 - Ernst & Young Auditores Independentes S/C, details of which are described above, (i) for the book value valuation of the shares of Oxiteno S.A. Industria e Comercio and the preparation of the respective Valuation Report and (ii) for the valuation of the shareholders' equity of the Company and Oxiteno S.A. Industria e Comercio at market prices and the preparation of the respective Valuation Reports;

     (h).2 - Banco Itau S.A., details of which are described above, for the economic-financial valuations of the Company and Oxiteno S.A. Industria e Comercio and the preparation of the respective Valuation Reports.

(i)  to approve the Valuation Report:

     (i).1 - (i) of the book value of the shares of Oxiteno S.A. Industria e Comercio to be incorporated by the Company, which having been duly initialed by the Meeting's Presiding Secretary, becomes an integral part of these Minutes as Exhibit VI and (ii) of the shareholders' equity of the Company and Oxiteno S.A. Industria e Comercio at market prices, both prepared by the specialized company, Ernst & Young Auditores Independentes S/C;

     (i).2 - the economic-financial valuation of the Company and Oxiteno S.A. Industria e Comercio, prepared by the specialized company, Banco Itau S.A.

(j) to approve the incorporation of the shares of Oxiteno S.A. Industria e Comercio by the Company, conditioned upon the level of withdrawal rights exercised, as provided under article 137, paragraph 3 of Law 6,404/76.

(l) to approve the substitution ratio of the shares of Oxiteno S.A. Industria e Comercio for the shares issued by the Company, each common or preferred share of Oxiteno S.A. Industria e Comercio to be substituted for 735.151 (seven hundred and thirty-five and one hundred and fifty-one thousandths) common or preferred shares of the Company, as the case may be. Fractions of shares arising from the conversion of each shareholder's position in Oxiteno S.A. Industria e Comercio, shall be rounded up accordingly, in the case of common shares, by the delivery of shares held by the controlling Company, Ultra S.A. Participacoes and, in the case of preferred shares, by the Company, which shall hold the shares in treasury.

(m) the increase in the capital stock following the incorporation of the shares of Oxiteno S.A. Industria e Comercio by the Company shall be decided by the appropriate body, pursuant to the Company's Bylaws, the conditioning provision pursuant to item "j", above having been satisfied.

(n) to approve the acquisition of the shares of Oxiteno S.A. Industria e Comercio, held by the Company's controlled company, Ultraquimica Participacoes S.A., to avoid a reciprocal stake following the incorporation of the shares of Oxiteno S.A. Industria e Comercio by the Company.


Observations : (i) All the decisions were approved by a majority vote, the shareholders, Parth Investments Company and Renato Ochman abstaining. Both the latter shareholders delivered a written notice, a copy of which was authenticated by the meeting's presiding officials and then returned to the attorney-in-fact and to the shareholder himself. The first copy of the written notice was then filed at the Company's offices.

Conclusion: There being no further item on the agenda, the President declared the meeting closed, these minutes having been transcribed, read and found accurate being signed by all present. Signed) Gilberto Tamm Barcellos Correa - Presiding Officer; Jose Roberto de Camargo Opice - Secretary; for Ultra S.A. -
Participacoes: Paulo Guilherme Aguiar Cunha - Chairman; for Gipoia Participacoes S/C. Ltda.: Paulo Guilherme Aguiar Cunha and Fabio Schvartsman - Directors; for Parth Investments Company, as attorney-in-fact and in his own name: Renato Ochman; Paulo Guilherme Aguiar Cunha; Ana Maria Levy Villela Igel; for Joyce Igel de Castro Andrade and Marcia Igel Joppert, as attorney-in-fact and in their own name: Lucio de Castro Andrade Filho; Gilberto Tamm Barcellos Correa; Jose Roberto de Camargo Opice; for the Dynamo Cougar Fundo Mutuo de Investimentos em Acoes - Carteira Livre and the Dynamo Puma Fundo de Investimentos em Acoes: Bruno Hermes da Fonseca Rudge - attorney-in-fact; for Banco Itau S.A. : Claudio Vieira Ribeiro - attorney-in-fact; for BRADESCO TEMPLETON - DE VALOR E LIQUIDEZ - FUNDO DE INVESTIMENTO EM ACOES: Fernanda Jacques Faria - attorney-in-fact; for the specialized company, Ernst & Young Auditores Independentes S/C: Claudio Goncalo Longo - legal representative; for the specialized company, Banco Itau S.A. : Fernando Fontes Iunes and Glenn Harold Peebles III - legal representatives.
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I declare that this is an exact copy of the Minutes transcribed in the Minutes
Register.


                         Jose Roberto de Camargo Opice

                                   Secretary

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ULTRAPAR PARTICIPACOES S.A.


                                       By:     /s/ Fabio Schvartsman
                                           ---------------------------------
                                           Name:   Fabio Schvartsman
                                           Title:  Chief Financial Officer

Date: October 30, 2002